SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549


                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                          XCL LTD.
                       (Name of Issuer)

                 COMMON STOCK $.01 PAR VALUE
               (Title of Class of Securities)

                          983701103
                       (Cusip Number)

                         MITCH LEIGH
               29 West 57th Street, 10th Floor
                  New York, New York  10019
                       (212) 750-3800
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        July 31, 1998
   (Date of Event which Requires Filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No.   983701103

1.   Name of Reporting Person
     Mitch Leigh
     S.S.   or  I.R.S.  Identification  No.  or  above   Person
     SS#  ###-##-####

2.   Check  the  Appropriate  Box if  a  Member  of  a   Group*
     (a)   [  ]

     (b)   [ X ]
3.   SEC Use Only
4.   Source  of Funds *
     PF
5.   Check Box if Disclosure of Legal Proceeding is Required
     Pursuant to Items 2(d) or 2(e)     [  ]
6.   Citizenship or Place of Organization
     U.S.A.

Number of Shares    7.   Sole Voting Power          2,215,750
Beneficially Owned  8.   Shared Voting Power           --
by Each Reporting   9.   Sole Dispositive Power     2,215,750
Person With         10.  Shared Dispositive Power      --

11.  Aggregate  Amount  Beneficially Owned  by  Each  Reporting
     Person        2,215,750
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares        [X]
     (See Instructions)
13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
     9.5%
14.  Type of Reporting Person *
     IN

                        SCHEDULE 13D

Item 1.   Security and Issuer

          See cover page.

Item 2.   Identity and Background

      (a)    Mitch Leigh

      (b)    29 West 57th Street, 10th Floor, New York, New
             York  10019

      (c)    Self employed - music composer.

      (d)    None.

      (e)    None.

      (f)    United States of America

Item  3.   Source  and  Amount  of  Funds  or  Other Consideration

     Personal funds.

Item 4.  Purpose of Transaction

     Personal investment.

Item 5.  Interest in Securities of the Company

     (a) Mr. Leigh owns 1,881,407 shares of the Common Stock of XCL Ltd. and has the right to acquire through the exercise of warrants, all of which are exercisable within the next 60
days,  an additional 334,343 shares of Common Stock.   Based
on  these holdings Mr. Leigh's percentage ownership  in  XCL
Ltd. is 9.5%.

     Mr. Leigh's wife owns 106,132 shares of Common Stock and has the right to acquire through the exercise of warrants also exercisable within the next 60 days, an additional 12,600 shares of Common Stock. Based on these holdings Mrs. Leigh's percentage ownership in XCL Ltd. is 0.5%. Mr. Leigh disclaims beneficial ownership of the shares of Common Stock and warrant purchase rights owned by his wife.

     (b) Mr. Leigh has the sole power to vote and to dispose of all of his shares of the Common Stock of the Company.

     (c)     Each transaction in the Common Stock during the
past   60  days  was  made  by  Mr.  Leigh  in  open  market
transactions and is set forth on Schedule 1 annexed hereto.

     (d)  None.

     (e)     Not applicable.

Item 6.   Contracts, Arrangements, Understandings  or
          Relationships with Respect to Securities of the Company.

     None.

Item 7.   Materials to be filed as Exhibits.

     None.


                          SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Mitch Leigh
                              By:___________________________
                                       Mitch Leigh

Dated:  August 1, 1998

                                                  SCHEDULE 1


                    Number of Shares Acquired
Transaction Dates         (Disposed Of)           Price per Share
-----------------   -------------------------    ----------------
May 6, 1998                     2,000                 $4.0625
May 11, 1998                    1,800                 $4.0625
May 26, 1998                    8,900                 $4.2500
May 27, 1998                   13,600                 $4.2500
May 28, 1998                   12,500                 $4.0000
May 29, 1998                   31,900                 $4.0000
June 4, 1998                    2,700                 $3.9375
June 5, 1998                    4,200                 $3.9375
June 8, 1998                   21,200                 $3.9375
June 9, 1998                    2,000                 $3.8750
June 10, 1998                     700                 $3.8750
June 10, 1998                   3,300                 $3.9375
June 15, 1998                     100                 $3.8125
June 15, 1998                   4,900                 $3.8750
June 23, 1998                   3,100                 $3.3750
June 29, 1998                   9,000                 $3.6875
July 16, 1998                   5,000                 $3.6875
July 17, 1998                   1,300                 $3.6875
July 17, 1998                   2,500                 $3.6250
July 22, 1998                   8,300                 $3.6875
July 23, 1998                   8,000                 $3.5625
July 23, 1998                   9,000                 $3.6875
July 24, 1998                   4,000                 $3.5000
July 24, 1998                   3,000                 $3.5625
July 27, 1998                   2,000                 $3.6250
July 28, 1998                   3,000                 $3.6250
July 30, 1998                  13,000                 $3.5000
July 31, 1998                   2,000                 $3.4375